ANFIELD SUJIR KENNEDY & DURNO

BARRISTERS & SOLICITORS

1600 - 609 GRANVILLE STREET
P.O. BOX 10068 PACIFIC CENTRE
VANCOUVER, B.C. V7Y 1C3

TELEPHONE: (604) 669-1322
FACSIMILE: (604) 669-3877

02060097

SUPPL

REPLY TO THE ATTENTION OF: Michael Kennedy
E-MAIL: mkennedy@askdlaw.com

OUR FILE NUMBER: MK/7248

November 25, 2002

VIA: COURIER

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED NOV 26 2002 WASH. D.C. 155 SECTION

Dear Sirs/Mesdames:

Re: BioMS Medical Corp. (the "Issuer")
Submission Pursuant to Rule 12g3-2(b) under the United States Security Act of 1934
Your File No. 82-3468-9

Further to your notice dated November 1, 2002 (postmarked November 15, 2002) advising that the Issuer has been added to the list of foreign private issuers that claim exemption pursuant to the above-noted rule, please find enclosed the following relevant documents since the date of the Issuer's initial submission dated September 11, 2002:

PROCESSED DEC 09 2002 THOMSON FINANCIAL

INFORMATION REFERRED TO IN SECTION (b)(1)(a)(i)	WHEN IT IS REQUIRED TO BE MADE PUBLIC	BY WHOM IT IS REQUIRED TO BE MADE PUBLIC, FILED WITH ANY SUCH EXCHANGE, OR DISTRIBUTED TO SECURITY HOLDERS
1. Information which the Issuer has made or is required to make public since September 11, 2002 (date of initial submission) pursuant to the laws of Canada		
a. news releases i. September 25, 2002 ii. October 17, 2002 iii. November 19, 2002	immediately	Issuer
b. material change reports (date indicated is date of material change to which report relates) i. September 25, 2002	within 10 days of the material change	Issuer

dlw 12/6

INFORMATION REFERRED TO IN SECTION (b)(1)(a)(i)		WHEN IT IS REQUIRED TO BE MADE PUBLIC	BY WHOM IT IS REQUIRED TO BE MADE PUBLIC, FILED WITH ANY SUCH EXCHANGE, OR DISTRIBUTED TO SECURITY HOLDERS
c.	Form 45-102F2 Qualifying Issuer Certificate pursuant to Multilateral Instrument 45-102 i. October 18, 2002 ii. November 6, 2002	on or before the tenth day after the distribution date	Issuer

2. Information which the Issuer has filed or is required to file with The Toronto Stock Exchange

   a. the same information as referred to in item 1 above

3. Materials which the Issuer has distributed or is required to distribute to its security holders

   a. none

We trust you will find the foregoing satisfactory. Should you require anything further, please do not hesitate to contact the undersigned.

Yours truly,

ANFIELD SUJIR KENNEDY & DURNO

per:

Michael Kennedy

MK/ro
Enclosures

Exemption # 82-34689
Rule 12g3-2(b)
Securities Exchange Act of 1934
BioMS Medical Corp.

BIOMS MEDICAL CORP.
6030 – 88th Street
Edmonton, Alberta T6E 6G4
Phone: (780) 413-7152
Fax: (780) 466-6791

FOR IMMEDIATE RELEASE | Toronto Stock Exchange Symbol: MS

BioMS MEDICAL ACQUIRES NEW PLATFORM TECHNOLOGY
- Company also creates new Emerging Technology Division -

Edmonton, Alberta, September 25, 2002 – BioMS Medical Corp. (TSX: MS), a leading developer in the treatment of multiple sclerosis, today announced the exclusive worldwide license of a new platform technology from the University of Alberta, and the creation of a new Emerging Technologies Division, headed by Mr. Richard Brown, to oversee the development of this and future related technologies.

"BioMS has licensed this new technology because we believe it has great potential to be successful in a number of indications," said Mr. Kevin Giese, President of BioMS Medical. "The technology is ideal in that it is a development stage product with the discovery phase of the research activities largely completed, and it has a strong safety profile and large market potential. The funding of the next stage of clinical trials is also within the financial resources of the company, and is not anticipated to impact the development of MBP8298, the Company's lead candidate for the treatment of multiple sclerosis."

The newly licensed technology involves a method for mobilizing hematopoetic cells in humans, and is based on discoveries made by Dr. Linda Pilarski, Ph.D., Professor of Oncology at the University of Alberta and Senior Scientist at the Cross Cancer Institute (Alberta Cancer Board). Mobilizing hematopoetic cells from bone marrow and other tissues has a multitude of potential uses, including the subsequent mobilization of stem cells from bone marrow for use in the treatment of cancer and other diseases, as a means to reduce the length and severity of side effects arising from treatments for various forms of cancer, in organ transplants, anemia, and potentially in new therapies for osteoporosis, asthma and infertility. The technology currently has one issued patent, with several more patents pending.

The technology has undergone pre-clinical testing, as well as preliminary human clinical trials, which have suggested the technology is safe and well tolerated. BioMS intends to announce, over the course of the next several months, additional details about the technology and the potential indication(s) the Company intends to pursue in the next stage of human clinical trials.

This transaction is subject to regulatory approval.

New Emerging Technologies Division

BioMS is also pleased to announce the creation of its Emerging Technologies Division for the development of this technology, and for the future licensing and development of additional novel technologies from the Canadian research community. The Company has appointed Mr. Richard Brown as Vice-President of the new Division. Mr. Brown will retain his position as the Director of Corporate Development of BioMS.

"We developed this second division to capitalize on our core management expertise, originally assembled for the multiple sclerosis project," said Mr. Giese. "Mr. Brown has held senior positions with large international pharmaceutical companies, and is well experienced in developing technology through the clinical trial process."

New Technology Platform

The Company is collaborating on the development of the technology with Dr. Pilarski; Dr. Andrew Belch, Director of the Department of Medicine at the Cross Cancer Institute and Professor of Oncology at the University of Alberta; and Dr. Tony Reiman, Medical Oncologist at the Cross Cancer Institute. Dr. Pilarski has published more than 150 papers in the fields of immunology and oncology, has been an Associate Editor of the Journal of Immunology and past President of the Canadian Society of Immunology, and sits on the scientific boards of a number of international research foundations. Amongst other scientific pursuits, Dr. Pilarski has researched extensively in the mobilization and trafficking of hematopoetic progenitor cells, as well as in thymocyte development, lymphocyte behavior and the biology of multiple myeloma, a fatal cancer of the bone marrow.

Dr. Belch has published in more than 100 medical journals in a wide range of areas from myeloma, hematology and lymphocyte behavior, and in the course of his distinguished career, has held scientific advisory, chair and related positions with more than 20 recognized medical organizations. Dr. Reiman has published on the subject of myeloma and lymphocytes and sits on a number of medical committees.

The University of Alberta previously licensed its MBP8298 peptide technology for the treatment of multiple sclerosis to BioMS Medical. The University has been ranked as one of the top Universities in North America in terms of the licensing of its technologies.

"We are very pleased to have entered into another collaborative relationship with BioMS. Development of technology by such licensing arrangements is a critical part of the University's strategy," added Dr. Peter Robertson, Ph.D., Director of the Research Services Office at the University of Alberta.

About BioMS Medical Corp.

BioMS Medical Corp. has licensed a synthetic peptide technology for the treatment of multiple sclerosis on an exclusive worldwide basis. To date, the technology, MBP8298, has undergone Phase I and II human clinical trials. BioMS trades on the TSX Venture Exchange under the symbol MS. For further information, please visit: www.biomsmedical.com.

For further information, please contact:

Ryan Giese
Corporate Communications
BioMS Medical Corp.
Phone: 780-413-7152
rgiese@biomsmedical.com

James Smith
Investor Relations, Toronto
Phone: 416-815-0700 ext. 229
jsmith@equicomgroup.com

Barry Mire
Investor Relations, Quebec and the United States
Phone: 514-939-3989
bmire@renmarkfinancial.com

This news release contains certain forward-looking statements that reflect the current views and/or expectations of BioMS with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

BIOMS MEDICAL CORP.
6030 – 88th Street
Edmonton, Alberta T6E 6G4
Phone: (780) 413-7152
Fax: (780) 466-6791

FOR IMMEDIATE RELEASE — Toronto Stock Exchange Symbol: MS

BIOMS MEDICAL RETAINS DELOITTE & TOUCHE

Edmonton, Alberta, October 17, 2002 - BioMS Medical Corp. (TSX: MS), a leading developer in the treatment of multiple sclerosis, is pleased to announce that it has retained Deloitte & Touche to advise in matters of strategic development for the Company.

"As we advance our lead product into late stage clinical trials and broaden our therapeutic pipeline, we anticipate increased opportunities to engage collaborative partners," said Clifford Giese, Chairman of BioMS Medical. "Deloitte & Touche will provide us with expert business advice to ensure all opportunities are explored when dealing in these matters."

Currently, BioMS Medical is planning late stage clinical trials for MBP8298, its therapeutic peptide technology for the treatment of multiple sclerosis, which has demonstrated compelling Phase I and preliminary Phase II clinical trial results. The Company's Emerging Technologies division has recently licensed a new platform technology from the University of Alberta with multiple potential uses.

About Deloitte & Touche

Deloitte & Touche, one of the world leading professional services firms, provides accounting, assurance and advisory, tax, and management and financial and human capital consulting services through 95,000 people in more than 140 countries. As a trusted business advisor to many leading Health Care and Life Sciences organizations, Deloitte & Touche has been instrumental in the creation and implementation of strategies that have helped to shape the evolution of the industry.

About BioMS Medical Corp.

BioMS Medical Corp. is a biopharmaceutical company dedicated to the development and commercialization of innovative therapies. BioMS Medical's patented MBP8298 technology for the treatment of multiple sclerosis has undergone Phase I and II human clinical trials. The Company has recently licensed a second platform technology involving a method for mobilization of hematopoetic cells in humans, with a multitude of potential uses. BioMS trades on the Toronto Stock Exchange under the symbol MS. For further information, please visit our web site at: www.biomsmedical.com.

This news release contains certain forward-looking statements that reflect the current views and/or expectations of BioMS with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For further information please contact:

Ryan Giese
Corporate Communications
BioMS Medical Corp.
Phone: 780-413-7152
rgiese@biomsmedical.com

James Smith
Investor Relations, Toronto
Phone: 416-815-0700 ext. 229
jsmith@equicomgroup.com

Barry Mire
Investor Relations, Quebec and the United States
Phone: 514-939-3989
bmire@renmarkfinancial.com

Exemption # 82-34689
Rule 12g3-2(b)
Securities Exchange Act of 1934
BioMS Medical Corp.

BIOMS MEDICAL CORP.
6030 – 88th Street
Edmonton, Alberta T6E 6G4
Phone: (780) 413-7152
Fax: (780) 466-6791

FOR IMMEDIATE RELEASE

Toronto Stock Exchange: MS

BIOMS MEDICAL APPOINTS CHIEF FINANCIAL OFFICER

Edmonton, Alberta*, November 19, 2002* - BioMS Medical Corp. (TSX: MS), a leading developer in the treatment of multiple sclerosis, is pleased to announce the appointment of Mr. Don Kimak as chief financial officer.

Mr. Don Kimak will be responsible for all aspects of finance at BioMS while building and maintaining relationships with new and existing investors and financial partners. Mr. Kimak has over 25 years of related work experience and was the former controller at NQL Drilling Tools Inc., a TSX listed company.

"We welcome Don to our team," said Mr. Kevin Giese, President of BioMS Medical. "He is very experienced and will contribute greatly to BioMS Medical as we advance our technologies through clinical trials to commercialization."

About BioMS Medical Corp. BioMS Medical Corp. is a biopharmaceutical company dedicated to the development and commercialization of innovative therapies. BioMS Medical's patented MBP8298 technology for the treatment of multiple sclerosis has undergone Phase I and II human clinical trials. The Company has recently licensed a second platform technology involving a method for mobilization of hematopoetic cells in humans, with a multitude of potential uses. BioMS trades on the Toronto Stock Exchange under the symbol MS. For further information, please visit our web site at: www.biomsmedical.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of BioMS with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For further information please contact:

Ryan Giese
Corporate Communications
BioMS Medical Corp.
Phone: 780-413-7152
rgiese@biomsmedical.com

James Smith
Investor Relations, Toronto
Phone: 416-815-0700 ext. 229
jsmith@equicomgroup.com

Barry Mire
Investor Relations, Quebec and the United States
Phone: 514-939-3989
bmire@renmarkfinancial.com

BC FORM 53-901F
or
ALBERTA AND ONTARIO FORM 27

MATERIAL CHANGE REPORT UNDER
SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
SECTION 146(1) OF THE SECURITIES ACT (ALBERTA)
SECTION 75(2) OF THE SECURITIES ACT (ONTARIO) (the "Acts")

Item 1. **Reporting Issuer**

BioMS Medical Corp.
6030 – 88th Street, Edmonton, Alberta T6E 6G4

Item 2. **Date of Material Change**

September 25, 2002

Item 3. **Press Release**

September 25, 2002

Item 4. **Summary of Material Change**

The Issuer acquired an exclusive worldwide license from the University of Alberta for a new platform technology involving a method for mobilizing hematopoetic cells in humans.

Item 5. **Full Description of Material Change**

See attached press release.

Item 6. **Reliance On Sections 75(3), 85(2) and 146(2) of the Acts**

N/A

Item 7. **Omitted Information**

N/A

Item 8. **Senior Officers**

To obtain further information, contact Kevin A. Giese, President and Chief Executive Officer or Clifford D. Giese, Chairman and Chief Financial Officer at (780) 413-7152

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C. this 25th day of September, 2002.

"Michael Kennedy"

Michael Kennedy - Secretary

BIOMS MEDICAL CORP.
6030 – 88th Street
Edmonton, Alberta T6E 6G4
Phone: (780) 413-7152
Fax: (780) 466-6791

FOR IMMEDIATE RELEASE — Toronto Stock Exchange Symbol: MS

BioMS MEDICAL ACQUIRES NEW PLATFORM TECHNOLOGY
- Company also creates new Emerging Technology Division -

Edmonton, Alberta, September 25, 2002 – BioMS Medical Corp. (TSX: MS), a leading developer in the treatment of multiple sclerosis, today announced the exclusive worldwide license of a new platform technology from the University of Alberta, and the creation of a new Emerging Technologies Division, headed by Mr. Richard Brown, to oversee the development of this and future related technologies.

"BioMS has licensed this new technology because we believe it has great potential to be successful in a number of indications," said Mr. Kevin Giese, President of BioMS Medical. "The technology is ideal in that it is a development stage product with the discovery phase of the research activities largely completed, and it has a strong safety profile and large market potential. The funding of the next stage of clinical trials is also within the financial resources of the company, and is not anticipated to impact the development of MBP8298, the Company's lead candidate for the treatment of multiple sclerosis."

The newly licensed technology involves a method for mobilizing hematopoetic cells in humans, and is based on discoveries made by Dr. Linda Pilarski, Ph.D., Professor of Oncology at the University of Alberta and Senior Scientist at the Cross Cancer Institute (Alberta Cancer Board). Mobilizing hematopoetic cells from bone marrow and other tissues has a multitude of potential uses, including the subsequent mobilization of stem cells from bone marrow for use in the treatment of cancer and other diseases, as a means to reduce the length and severity of side effects arising from treatments for various forms of cancer, in organ transplants, anemia, and potentially in new therapies for osteoporosis, asthma and infertility. The technology currently has one issued patent, with several more patents pending.

The technology has undergone pre-clinical testing, as well as preliminary human clinical trials, which have suggested the technology is safe and well tolerated. BioMS intends to announce, over the course of the next several months, additional details about the technology and the potential indication(s) the Company intends to pursue in the next stage of human clinical trials.

This transaction is subject to regulatory approval.

New Emerging Technologies Division

BioMS is also pleased to announce the creation of its Emerging Technologies Division for the development of this technology, and for the future licensing and development of additional novel technologies from the Canadian research community. The Company has appointed Mr. Richard Brown as Vice-President of the new Division. Mr. Brown will retain his position as the Director of Corporate Development of BioMS.

"We developed this second division to capitalize on our core management expertise, originally assembled for the multiple sclerosis project," said Mr. Giese. "Mr. Brown has held senior positions with large international pharmaceutical companies, and is well experienced in developing technology through the clinical trial process."

New Technology Platform

The Company is collaborating on the development of the technology with Dr. Pilarski; Dr. Andrew Belch, Director of the Department of Medicine at the Cross Cancer Institute and Professor of Oncology at the University of Alberta; and Dr. Tony Reiman, Medical Oncologist at the Cross Cancer Institute. Dr. Pilarski has published more than 150 papers in the fields of immunology and oncology, has been an Associate Editor of the Journal of Immunology and past President of the Canadian Society of Immunology, and sits on the scientific boards of a number of international research foundations. Amongst other scientific pursuits, Dr. Pilarski has researched extensively in the mobilization and trafficking of hematopoetic progenitor cells, as well as in thymocyte development, lymphocyte behavior and the biology of multiple myeloma, a fatal cancer of the bone marrow.

Dr. Belch has published in more than 100 medical journals in a wide range of areas from myeloma, hematology and lymphocyte behavior, and in the course of his distinguished career, has held scientific advisory, chair and related positions with more than 20 recognized medical organizations. Dr. Reiman has published on the subject of myeloma and lymphocytes and sits on a number of medical committees.

The University of Alberta previously licensed its MBP8298 peptide technology for the treatment of multiple sclerosis to BioMS Medical. The University has been ranked as one of the top Universities in North America in terms of the licensing of its technologies.

"We are very pleased to have entered into another collaborative relationship with BioMS. Development of technology by such licensing arrangements is a critical part of the University's strategy," added Dr. Peter Robertson, Ph.D., Director of the Research Services Office at the University of Alberta.

About BioMS Medical Corp.

BioMS Medical Corp. has licensed a synthetic peptide technology for the treatment of multiple sclerosis on an exclusive worldwide basis. To date, the technology, MBP8298, has undergone Phase I and II human clinical trials. BioMS trades on the TSX Venture Exchange under the symbol MS. For further information, please visit: www.biomsmedical.com.

For further information, please contact:

Ryan Giese
Corporate Communications
BioMS Medical Corp.
Phone: 780-413-7152
rgiese@biomsmedical.com

James Smith
Investor Relations, Toronto
Phone: 416-815-0700 ext. 229
jsmith@equicomgroup.com

Barry Mire
Investor Relations, Quebec and the United States
Phone: 514-939-3989
bmire@renmarkfinancial.com

Exemption # 82-34689
Rule 12g3-2(b)
Securities Exchange Act of 1934
BioMS Medical Corp.

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102

"RESALE OF SECURITIES"

BioMS Medical Corp. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on October 10, 2002 of **Incentive Stock Options of BioMS Medical Corp. entitling the holders to purchase up to 1,175,000 Class A common shares at a price of $4.00 per share up to October 9, 2012**, BioMS Medical Corp. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver, B.C. this 18th day of October, 2002.

BioMS Medical Corp.

"Michael Kennedy"

By: ______________________
Michael Kennedy
Corporate Secretary

Instructions:

1. *If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.*

2. *If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.*

Exemption # 82-34689
Rule 12g3-2(b)
Securities Exchange Act of 1934
BioMS Medical Corp.

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102

"RESALE OF SECURITIES"

BioMS Medical Corp. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on November 6, 2002 of **Incentive Stock Options of BioMS Medical Corp. entitling the holders to purchase up to 30,000 Class A common shares at a price of $4.50 per share up to December 31, 2003**, BioMS Medical Corp. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver, B.C. this 6th day of November, 2002.

BIOMS MEDICAL CORP.

"Michael Kennedy"

By: ______________________
Michael Kennedy
Corporate Secretary

Instructions:

1. *If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.*

2. *If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.*